UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number 0-21447

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AdvancePCS Employee Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office: AdvancePCS, 750 West John Carpenter Freeway, Suite 1200, Irving, Texas 75039

Signatures
Financial Statements and Schedule
INDEX TO EXHIBITS
EX-23.1 Consent of PricewaterhouseCoopers LLP

REQUIRED INFORMATION

Financial Statements

     A list of the required financial statements filed as part of this Form 11-K is set forth on page F-2. The consent of PricewaterhouseCoopers, LLP to the incorporation by reference of these financial statements into AdvancePCS’s Form S-8 Registration Statement relating to the Plan (Reg. No. 333-64144) is set forth hereto as Exhibit 23.1

2

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AdvancePCS Employee Savings Plan

Date: November 25, 2002	By:	/s/ Denise Eisen

Denise Eisen
Assistant Vice President Employee Benefits and Services

3

THE ADVANCEPCS EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule
December 31, 2001 and 2000
Together with Report of Independent Accountants

THE ADVANCEPCS EMPLOYEE SAVINGS PLAN

Index to Financial Statements
December 31, 2001 and 2000

Page
Index to Financial Statements	F-2
Report of Independent Accountants	F-3
Report of Predecessor Accountants	F-4
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	F-5
Statement of Changes in Net Assets Available for Benefit for the year ended December 31, 2001	F-6
Notes to Financial Statements	F-7 — F-10
Supplemental Schedule
Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2001	F-11

*     Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulation for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
The AdvancePCS Employee Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The AdvancePCS Employee Savings Plan (the “Plan”) at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The statement of net assets available for benefits of The AdvancePCS Employee Savings Plan as of December 31, 2000, was audited by other independent accountants who have ceased operations. Those independent accountants issued a disclaimer of opinion on that financial statement because the plan administrator, as permitted under the Employee Retirement Income Security Act of 1974, instructed them not to audit the information certified by The Northern Trust Company, the trustee of the Plan, in their report dated October 8, 2001.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers
September 27, 2002

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of AdvancePCS, Inc.:

We were engaged to audit the accompanying financial statements and supplemental schedules of The AdvancePCS Employee Savings Plan (formerly The PCS Employee Savings Plan) (the Plan) as of and for the year ended December 31, 2000, as listed in the accompanying index. The financial statements of the Plan as of and for the year ended December 31, 1999, were reported upon by other auditors whose report dated September 8, 2000 included a disclaimer of opinion because the plan administrator, as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, instructed them not to audit the information certified by National City Bank of Indiana and The Northern Trust Company, the trustees of the Plan. These financial statements and supplemental schedules are the responsibility of the Plan’s management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 4, which was certified by The Northern Trust Company, the trustee of the Plan, except for comparing such information with the related information included in the 2000 financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the Plan’s investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 2000, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the 2000 financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States and, in our opinion, are presented in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ ARTHUR ANDERSEN LLP

Phoenix, Arizona October 8, 2001

THE ADVANCEPCS EMPLOYEES SAVINGS PLAN

Statement of Net Assets Available for Benefits

	December 31,

	2001	2000

Assets:
Investments, at fair value	$119,567,410	$119,745,945
Receivables:
Participant contributions	571,259	71,146
Employer contributions	273,597	23,121
Interest and dividends	2,129	19,182

Total assets	120,414,395	119,859,394
Liability:
Administrative expenses payable	8,039	157,654

Net assets available for benefits	$120,406,356	$119,701,740

The accompanying notes are an integral part of these financial statements

THE ADVANCEPCS EMPLOYEES SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

December 31, 2001

Additions:
Contributions:
Participant	$11,638,428
Employer	4,465,708

Total Contributions	16,104,136
Plan Merger:
Transfer of assets from Legacy API plan (note 1)	10,243,979
Investment Income:
Interest and dividend income	489,048

Total additions	26,837,163

Deductions:
Net (appreciation) depreciation in fair value of investments	17,807,368
Participant withdrawals	7,979,672
Administrative expenses	345,507

Total deductions	26,132,547

Net increase	704,616
Net assets available for benefits:
Beginning of year	119,701,740

End of year	$120,406,356

The accompanying notes are an integral part of this financial statement.

THE ADVANCEPCS EMPLOYEES SAVINGS PLAN

Notes to Financial Statements

1.     Description of the Plan

The following description of the AdvancePCS (the “Company”) Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

On October 2, 2000, Advance Paradigm completed an acquisition of PCS Holding Corporation from Rite Aid Corporation and changed the name of the combined company to AdvancePCS. The Plan is a defined contribution plan in which substantially all former employees of PCS Holding Corporation, acquired by Advance Paradigm, on October 2, 2000, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 2001, the Company merged the plans of PCS Holding Corporation and Advance Paradigm and changed the name to The AdvancePCS Employees Savings Plan. Concurrently, the following Plan provisions changed: The vesting of the company matching contributions were changed to 25% after one year and 100% after four years. The employer matching contribution was changed to be based on the participant’s years of service. Additional investment options were made available, including the Company Stock fund — AdvancePCS stock — and three lifestyle investment funds. The maximum amount a participant can contribute to the plan decreased to 17% of eligible pay (up to the IRS limits). The Plan’s web site was enhanced. The number of loans a participant could receive increased to two outstanding loans at any given time; and, the investment accounting method changed from a unitized method to a share accounting method providing participants with actual shares held in the equity and mutual fund accounts.

When the assets were transferred from the former Advance Paradigm 401(k) Savings Plan (the “Legacy API Plan”) to the Plan, participants were in a three week quiet period. During this time, employee and employer matching contributions continued however no other activity was permitted. Prior to the merging of assets, the AdvancePCS Fund Advisory Committee reviewed the investment funds and mapped the assets from the Legacy API Plan to like funds in the Plan. Participants were given a six week advance notice of the activity and the opportunity to change those elections prior to and at the conclusion of the quiet period.

The Northern Trust Company is the Trustee of the Plan. The assets are held in a separate trust (the “Trust”).

Contributions

     The Plan allows for employee contributions from 1% to 17% (changed from 19% on July 1, 2001) of eligible pay, up to the IRS limits. From January 1, 1996 through July 1, 2001, the Company made a matching contribution equal to 50% of the employee’s contributions up to the first 6% employee contribution level. On July 1, 2001 the contribution rate changed from 50% to a range of 60% to 120% based on the number of years of service. For grandfathered participants in the AdvancePCS Retirement Plan, the rate changed to 60% on July 1, 2001, regardless of years of service.

Participant Accounts

     Each participant’s account is credited with the participant’s contribution, the Company’s matching contributions and allocations of Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled, is the benefit that can be provided from the participant’s vested account.

Vesting

     Participants in the Plan are immediately vested in their contributions and vest in the employer matching contributions at the rate of 25 percent for each year of employee service subject to limitations as discussed in the Plan agreement. Active participants with less than five years of service may not withdraw the vested portion of employer contributions and related earnings that have not been held by the Plan for at least 24 months prior to the date of withdrawal.

Participant Loans

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of fifty percent of the amount of the participant’s vested account or $50,000. The loans are collateralized by the participant’s vested account and bear interest at the prime rate plus one percent. The term of the loan may not exceed four years, unless the loan is to be used to acquire a principle residence, in which case the term may not exceed ten years. Should the participant terminate as an employee, the balance of the outstanding loan becomes due and payable. The participant’s vested account may be used to pay the outstanding loan.

Payment of Benefits

     Upon termination of service due to retirement or disability, a participant may elect to receive payment under one of the following options: joint and survivor annuity; lump-sum; installment payment of all or part of the vested account; annuity purchase option; or substantially equal periodic payments. For termination of service due to death, any benefits payable will be paid in accordance with the form of benefit distribution selected if the benefit distributions have already commenced at the time of death. If death occurs prior to the date that benefits are to commence, the beneficiary will be entitled to the value of the vested account balance. For a termination of service due to resignation or dismissal, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject the provisions of ERISA. In the event of the complete or partial termination of the Plan or the complete discontinuance of contributions thereto, the assets then held in the Trust on behalf of the affected employees, after provision for payment of expenses of liquidation, shall be fully vested and distributable in accordance with the provisions of the Plan.

Forfeited Accounts

At December 31, 2001, forfeited nonvested accounts totaled $919,619. These accounts will be used to reduce future employer contributions or pay administrative expenses of the Plan. During 2001, there were no forfeited nonvested accounts that were used to reduce employer contributions or pay administrative expense of the Plan.

2.     Significant Accounting Policies

Basis of Accounting

     The Plan’s financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

     The Plan’s investments in the Trust are stated at fair value based on quoted market prices. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan presents, in the statement of changes in net assets, the net (appreciation) depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized (appreciation) depreciation of those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

     Benefit payments to participants are recorded when paid.

Benefits Payable

     Guidance for accounting and disclosure by employee benefit plans requires plans to disclose benefits payable rather than record them as a liability. Benefits payable was $100,418 at December 31, 2001. This treatment results in a difference in net assets available for benefits between the Plan’s Form 5500 and these financial statements (See Note 7).

3.     Income Tax Status

The Internal Revenue Service issued a determination letter dated April 19, 2001 stating that the Plan was designed in accordance with applicable Internal Revenue Code (IRC) requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan legal counsel believes that the Plan is currently designed and is being operated in compliance with applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4.     Investments

The fair value of individual investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2001 and 2000 are as follows:

	2001	2000

Common Stock:
Eli Lilly & Company	$16,263,356	$21,208,199
Common Collective Trust Funds:
The Northern Trust Focused Growth Fund	21,846,939	16,207,353
The Northern Trust Daily Stock Index Fund	20,676,910	25,790,872
The Northern Trust Stable Asset Fund	21,203,560	16,207,352
Registered Investment Companies:
Fremont Diversified Global Fund	6,920,355	8,151,687
Dodge & Cox Income Fund	7,890,695	1,561,467	*

*     Amount less than 5% of the Plan’s net assets at indicated date

For the year ended December 31, 2001, the Plan’s investments, including investments bought and sold, as well as held during the year, depreciated in fair value by $17,807,368, as follows:

Common Stock	$11,268,392
Common Collective Trust Funds	1,838,861
Registered Investment Companies	4,700,115

Total	$17,807,368

5.     Party-in-Interest Transactions

Certain Plan investments are held in funds managed by The Northern Trust Company. As defined in Note 1, The Northern Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid and accrued by the Plan for trustee and investment management services provided by The Northern Trust Company amounted to approximately $194,000 and $351,000 for the years ended December 31, 2001 and 2000.

6.     Administrative Expenses

Substantially all administrative expenses are paid by the Plan. These expenses include trustee and investment management service fees. However, certain administrative expenses paid by the Company on behalf of the Plan are not reimbursed by the Plan. Approximately $68,000 was paid out by the Company for the year ended December 31, 2001.

7.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to Form 5500:

2001

Net assets available for benefits per the financial statements	$120,406,356
Amounts allocated to withdrawing participants	(100,418)

Net assets available for benefits per the Form 5500	$120,305,938

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001, to Form 5500:

Benefits paid to participants per the financial statements	$7,979,672
Add: Amounts allocated to withdrawing participants at December 31, 2001	100,418

Benefits paid to participants per Form 5500	$8,080,090

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

THE ADVANCEPCS EMPLOYEE SAVINGS PLAN

EIN: 75-2493381
Plan #: 002

Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2001

		Description of
		Investment Including
		Maturity Date, Rate of
Parties in	Identity of Issue, Borrower, Lessor, or	Interest, Par or
Interest (a)	Similar Party (b)	Maturity Value (c)	Cost (d)	Current Value (e)

	Common Stock
*	AdvancePCS	121,775 units	3,554,808	3,573,509
*	Eli Lily Company	207,071 units	254,063	16,263,357

			3,808,871	19,836,866
	Loans to Participants	Interest rates range from 5.8% to 10.1%	—	2,683,209

	Common / Collective Trusts
*	The Northern Trust Short-Term Investment Fund	831,463 units	831,463	831,463
	Invesco INTER Return	5,025 units	99,943	101,704
	Invesco Growth & Income Fund	16,062 units	334,903	339,395
	Invesco Maximum Appreciation Fund	11,306 units	235,117	237,204
*	The Northern Trust Stable Asset Fund	659,850 units	19,263,716	21,203,560
*	The Northern Trust Daily Stock Index Fund	703,535.56 units	22,908,031	20,676,910

			43,673,173	43,390,236

	Registered Investment Companies:
*	The Northern Trust Small Cap	558,678 units	6,443,900	5,709,692
	Dodge and Cox Income Fund	646,778 units	7,864,415	7,890,695
	Dodge and Cox Open End Fund	33,644 units	3,394,057	3,381,559
	Fremont Diversified Global Fund	625,145 units	8,704,094	6,920,356
	Franklin Strategic Small-Mid
	Cap Growth Fund	20,402 units	610,362	635,931
	Janus Investment Overseas Fund	198,598 units	5,822,975	4,031,549
	Janus 20 Open End Fund	69,069 units	3,267,692	2,656,378
*	The Northern Trust Balance Portfolio Fund	49,492 units	581,879	584,000
*	The Northern Trust Focused Growth Fund	1,696,191 units	23,988,432	21,846,939

			60,677,806	53,657,099

			108,159,850	119,567,410

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

23.1	Consent of PricewaterhouseCoopers LLP